AB 3/12 KH 3/11

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH. D.C. 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- [redacted]

8-66064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARITER SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Carretera #2
(No. and Street)

Guaynabo,	Puerto Rico	00966
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

33 BOLIVIA STREET, 4TH FLOOR	SAN JUAN	PR	00917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019416

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, Braulio Luis Nieves Roman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pariter Securities, LLC., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

secretary and treasurer
Title

Aff. Num. 1,507

Notary Public

NOTARIO
Lcdo. Marcos Velez Green

Sworn and Subscribed to before me by Braulio Luis Nieves Roman, of legal age, single, Secretary and Treasurer of Pariter Securities, LLC, and resident of San Juan PR who I personally know. At Guaynabo PR this 28th day ofFebruary, 2011.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

Pariter Securities, LLC

December 31, 2010 and 2009

Pariter Securities, LLC

Table of Contents

Report of Independent Certified Public Accountants 1-2

Financial Statements:

Balance Sheets 3

Statements of Operations 4

Statements of Changes in Member's Equity 5

Statements of Cash Flows 6

Notes to Financial Statements 7-11

Supplemental Data:

Schedule I - Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission, December 31, 2010 and 2009 12

Schedule II - Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D) (4) of the Securities and Exchange Commission, December 31, 2010 and 2009 13

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5 14-15

Kevane
Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013
T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

**To the Member and Board of Directors of
Pariter Securities, LLC:**

We have audited the accompanying balance sheets of **Pariter Securities, LLC** ("the Company"), as of December 31, 2010 and 2009 and the related statements of operations, changes in member's equity, and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Pariter Securities, LLC**, as of December 31, 2010 and 2009 and the results of its operations, changes in its member's equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 24, 2011.


E538
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
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sello
$5.00

Pariter Securities, LLC

Balance Sheets
December 31, 2010 and 2009

Assets

	2010	2009
Current assets:		
Cash	$ 132,451	$ 79,618
Due from related parties	-	36,556
Prepayments	8,861	8,610
Other current assets	1,117	1,149
Total current assets	142,429	125,933
Property and equipment, net	4,002	4,067
Deposit with clearing house	50,000	50,000
Other Receivable	46,412	36,386
Deferred tax asset, net	20,970	22,400
License	50,000	50,000
Total assets	$ 313,813	$ 288,786

Liabilities and Member's Equity

	2010	2009
Liabilities:		
Accounts payable and accrued expenses	$ 68,960	$ 51,607
Due to related parties	2,687	-
Other liabilities	-	243
Total liabilities--all current	71,647	51,850
Member's equity:		
Common stock, $100 par value, 10,000 shares authorized, 11 shares issued and outstanding	1,100	1,100
Additional paid-in capital	432,607	327,724
Accumulated deficit	(191,541)	(91,888)
Total member's equity	242,166	236,936
Total liabilities and member's equity	$ 313,813	$ 288,786

The accompanying notes are an integral part of these balance sheets.

Pariter Securities, LLC

Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commissions and fees	$ 1,193,222	$ 191,756
Margin interest income	120,516	33,205
Total revenues	1,313,738	224,961
Operating expenses:		
Commissions expense	909,855	78,909
Administrative expenses	251,060	106,980
Clearing fees	127,627	35,511
Professional services	70,660	41,947
Management fee	45,810	20,869
Depreciation expense	979	370
Legal expenses	250	25,200
Others	5,720	5,613
Total operating expenses	1,411,961	315,399
Operating loss before income tax benefit	(98,223)	(90,438)
Income tax (expense) benefit	(1,430)	22,400
Net loss	$ (99,653)	$ (68,038)

The accompanying notes are an integral part of these statements.

Pariter Securities, LLC

Statements of Change in Member's Equity
Years Ended December 31, 2010 and 2009

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2008	$ 1,100	$ 98,651	$ (23,850)	$ 75,901
Capital contributions	-	229,073	-	229,073
Net loss	-	-	(68,038)	(68,038)
Balance, December 31, 2009	1,100	327,724	(91,888)	236,936
Capital contributions	-	104,883	-	104,883
Net loss	-	-	(99,653)	(99,653)
Balance, December 31, 2010	$ 1,100	$ 432,607	$ (191,541)	242,166

The accompanying notes are an integral part of these statements.

Pariter Securities, LLC

Statements of Cash Flow
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Cash received from customers and others	$ 1,303,712	$ 190,325
Cash paid to suppliers	(1,394,091)	(284,147)
Net cash used in operating activities	(90,379)	(93,822)
Cash flows from investing activities-		
Cash deposited with clearing house	-	(50,000)
Payments for the acquisition of property and equipment	(914)	(4,437)
Net cash used in investing activities	(914)	(54,437)
Cash flows from financing activities:		
Additional capital contributions from member	104,883	229,073
Repayments from (advances to) related parties	39,243	(36,555)
Net cash provided by financing activities	144,126	192,518
Net increase in cash	52,833	44,259
Cash, beginning of year	79,618	35,359
Cash, end of year	$ 132,451	$ 79,618
Reconciliation of net loss to net cash used in operating activities:		
Net loss	$ (99,653)	$ (68,038)
Adjustments to reconcile net loss to net cash used in operating activities-		
Income tax expense (benefit)	1,430	(22,400)
Depreciation expense	979	370
Changes in assets and liabilities-		
Increase in commissions receivable	(10,026)	(34,636)
Increase in prepayments	(251)	(8,577)
Decrease (increase) in other assets	32	(1,149)
Increase accounts payable and accrued expenses	17,353	40,366
(Decrease) increase in other liabilities	(243)	243
Total adjustments	9,274	(25,784)
Net cash used in operating activities	$ (90,379)	$ (93,822)

The accompanying notes are an integral part of these statements.

(1) Organization and summary of significant accounting policies:

Organization-

Pariter Securities, LLC ("The Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on March 11, 2008 and is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via National Financial Services LLC, a correspondent U.S. based firm who maintains all accounts for the customers.

On December 31, 2009, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification ("the Codification"). The Codification is the single official source of authoritative US GAAP, superseding all other accounting literature. The adoption of the Codification had no impact to the Company's financial statements.

Summary of significant accounting policies-

(a) Basis of presentation –

The Company's fiscal year ends on December 31st of each year. All references to years in these notes to financial statements represent calendar years then ended, unless otherwise noted. The Company has evaluated subsequent events through February 24, 2011, the date the financial statements were available to be issued.

(b) Revenue recognition -

Commission revenues are recorded on a settlement date basis. Other revenues are recorded following the accrual basis of accounting.

(c) Concentration of credit risk:

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(d) Property and equipment -

Property and equipment is recorded at cost. Depreciation is provided under the straight-line method over the following estimated useful lives. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

Property category	Estimated useful lives
Computers and other office equipment	3 - 6 years

(e) Long-lived assets –

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

(f) License

A broker dealer license was recorded at its fair market value. The license provides the Company with rights to operate as a broker dealer as an introducing broker dealer. The Company has determined that there are currently no legal, regulatory contractual, competitive, economic or other factors that limit the useful life of its broker dealer license. As a result, the license will be treated as an indefinite-lived intangible asset under the provisions of the accounting guidance related to *Intangible Assets* and will not be amortized but rather will be tested for impairment annually when events and circumstances warrant.

(g) Income taxes –

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(h) Use of estimates -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2010 and 2009 the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2010	0.65 to 1	$ 5,000	$ 110,859	$ 105,859
2009	0.67 to 1	$ 5,000	$ 77,773	$ 72,773

(3) Deposit with Clearing House:

This constant deposit is a requirement of National Financial Services LLC (NFS), the US based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was in turn invested by NFS.

(4) Related party transactions:

During 2010 and 2009, the Company engaged in transactions with related companies in which its stockholder has a substantial investment. The transactions are mostly related to management fees. Amounts due to/from at year-end are non-interest bearing and have no specific repayment terms.

	2010	2009
Due from affiliates	$ -	$ 36,556
Due to affiliates	$ 2,687	$ -
Management fees expense	$ 45,810	$ 20,869

(5) Income taxes:

The Company calculates its income tax provision on its pre-tax accounting income at statutory rates (which range from 20% to 39% in 2010 and 2009), after taking into consideration any permanent (non deductible) or temporary differences. The Company's taxable income for the years ending on and after December 31, 2011 will be subject to income tax rates at 20% to 30% as provided for, by the Puerto Rico Internal Revenue Code of 2011.

Deferred income taxes are presently provided only for the effect of net operating loss carryforwards on future tax liabilities of the Company.

As of December 31, 2010, the Company has available net operating losses, subject to the review of the tax authorities, amounting to $209,721, which can be used to offset future taxable income as follows:

Year of Origin	Net Operating Loss	Expiration Date
2008	$ 21,060	2018
2009	90,438	2019
2010	98,223	2020
	$ 209,721	

As of December 31, 2010 and 2009, the Company's deferred tax asset resulting from the future income tax benefits of the net operating losses, was approximately $41,940 and $22,400, respectively, as shown below:

	2010	2009
Deferred tax asset	$ 41,940	$ 22,400
Less valuation allowance	(20,970)	-
Deferred tax asset, net	$ 20,970	$ 22,400

Because of the uncertainty as to the realization of the net operating loss tax benefit, an allowance of $20,970 (or 50%) has been established as of December 31, 2010.

Deferred income tax (expense) benefit for the years ended December 31, 2010 and 2009, consisted of the followings:

	2010	2009
Current income tax (expense) benefit	$ -	$ -
Deferred taxes:		
Increase in deferred tax asset	19,540	22,400
Change in valuation allowance	(20,970)	-
	$ (1,430)	$ 22,400

The Company files income tax returns only in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2008. Tax audits, by their nature, are often complex and can require several years to complete.

On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that required adjustment to the financial statements to comply with the provisions of the accounting standard.

(6) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2010 and 2009, the Company has had no activities that would need to be disclosed on such schedules.

Pariter Securities, LLC.

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commision
December 31, 2010 and 2009

	2010	2009
Net Capital:		
Capital per audited financial statements	$ 242,166	$ 236,936
Less-Non-allowable asset:		
Due from related parties	-	(36,556)
Prepayments	(8,861)	(8,610)
Other assets	(1,062)	(1,144)
Property, plant and equipment	(4,002)	(4,067)
Other receivable	(46,412)	(36,386)
Deferred tax asset, net	(20,970)	(22,400)
License	(50,000)	(50,000)
Net capital	$ 110,859	$ 77,773
Aggregate indebtedness:		
Items included in the accompanying balance sheet	$ 71,647	$ 51,850
Computation of basic net capital requierement:		
Minimum required net capital (aggregate indebtedness / 15)	$ 4,776	$ 3,457
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (highest of above amounts)	$ 5,000	$ 5,000
Excess net capital (net capital - higher of required net capital or $5,000)	$ 105,859	$ 72,773
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 103,694	$ 72,588
Ratio: Aggregate indebtedness to net capital	0.65	0.67
Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2010 and 2009):		
Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 109,676	$ 104,696
Net audit adjustments	1,183	(26,923)
Net capital per above	$ 110,859	$ 77,773

Pariter Securities, LLC

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4) of the Securities and Exchange Commission
December 31, 2010 and 2009

		2010		2009
Reconciliation with Company's Computation (included in part 11A Form X-17a-5 as of December 31, 2010 and 2009):				
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$	72,830	$	27,678
Audit adjustments		(1,183)		24,172
Aggregate indebtedness, as reported in Schedule I	$	71,647	$	51,850

Kevane
Grant Thornton

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013
T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

**To the Members and Board of Directors of
Pariter Securities, LLC:**

In planning and performing our audits of the financial statements and supplemental schedules of **Pariter Securities, LLC** ("the Company"), as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimate and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

Kevane
Grant Thornton

in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 24, 2011.


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COLEGIO DE CONTADORES
PUBLICOS AUTORIZADOS
DE PUERTO RICO
CPA
sello
$5.00

Certifie ... usiness Advisors
Member ... Ltd

Kevane
Grant Thornton

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